UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 20, 2020

Livongo Health, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-38983	26-3542036
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

150 West Evelyn Avenue, Suite 150

Mountain View, California 94041

(Address of Principal Executive Offices, including Zip Code)

(866) 435-5643

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.001 per share)	LVGO	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously disclosed, on August 5, 2020, Livongo Health, Inc. (“Livongo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Teladoc Health, Inc. (“Teladoc”) and Tempranillo Merger Sub, Inc., a wholly-owned subsidiary of Teladoc (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into Livongo (the “Merger”), with Livongo surviving as a wholly-owned subsidiary of Teladoc. A definitive joint proxy statement/prospectus was filed with the Securities and Exchange Commission (the “SEC”) by Teladoc on September 15, 2020, in connection with, among other things, the Merger Agreement.

Certain Litigation

As previously disclosed in the joint proxy statement/prospectus, between September 10, 2020 and September 14, 2020, three lawsuits were filed by purported stockholders of Livongo in connection with the transactions contemplated by the Merger Agreement under the captions Kent v. Livongo Health, Inc., et al., Case No. 1:20-cv-01213 (D. Del.), Raheja v. Livongo Health, Inc., et al., Case No. 5:20-cv-0604 (N.D. Cal.) and Hart v. Livongo Health, Inc., et al., Case No. 1:20-cv-1222 (D. Del.). Seven additional lawsuits were filed between September 16, 2020 and October 16, 2020 by purported stockholders of Livongo in connection with the transactions contemplated by the Merger Agreement under the captions Kubus v. Livongo Health, Inc., et al., Case No. 1:20-cv-07579 (S.D.N.Y.), Jones v. Livongo Health, Inc., et al., Case No. 1:20-cv-04362 (E.D.N.Y.), Anthony v. Livongo Health, Inc., et al., Case No. 1:20-cv-07706 (E.D.N.Y.), Banner v. Livongo Health, Inc., et al., Case No. 5:20-cv-06758 (N.D. Cal.), Vea v. Livongo Health, Inc., et al., Case No. 1:20-cv-08230 (S.D.N.Y), Ormesher v. Livongo Health Inc., et al., 5:20-cv-07105 (N.D. Cal.) and O’Connor v. Livongo Health, Inc., et al., Case No. 5:20-cv-07281 (N.D. Cal.). The complaints allege, among other things, that the joint proxy statement/prospectus issued in connection with the Merger omitted material information in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, rendering the preliminary proxy statement false and misleading. The complaints name as defendants Livongo and the Livongo board of directors. Certain of the complaints additionally name as defendants Christopher Bischoff, Sandra Fenwick, Karen L. Daniel, Philip D. Green, Hemant Taneja, Glen E. Tullman, Zane Burke, Tempranillo Merger Sub, Inc. and Teladoc Health, Inc.

While Livongo believes that the disclosures set forth in the joint proxy statement/prospectus comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Livongo has determined voluntarily to supplement certain disclosures in the joint proxy statement/prospectus related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Livongo specifically denies all allegations in the various litigation matters that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety, including the cautionary notes regarding the risks and limitations associated with relying on prospective financial information. The inclusion in this supplement to the joint proxy statement/prospectus of certain summary unaudited prospective financial information should not be regarded as an indication that any of Livongo, Teladoc or their respective affiliates, officers, directors or other representatives, or any other recipient of this information, considered, or now considers, it to be material or to be reliably predictive of actual future results, and the unaudited prospective financial information should not be relied upon as such.. To the extent defined terms are used but not defined herein, they have the meanings set forth in the joint proxy statement/prospectus.

The disclosure under the heading “The Merger – Background of the Merger” on page 79 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the seventh paragraph under that heading in its entirety with the following:

Also on June 13, 2020, Livongo’s management entered into discussions with Morgan Stanley regarding the engagement of Morgan Stanley as Livongo’s financial advisor to help Livongo and its board of directors assess a potential business combination with Teladoc. Livongo’s management believed it was prudent to enter into discussions with a potential financial advisor at such time and selected Morgan Stanley based on its expertise in the technology and healthcare sectors, its experience in advising on complex strategic transactions, the fact that Livongo’s management had familiarity with Morgan Stanley as a result of Morgan Stanley’s role as a lead underwriter of the company’s initial public offering, secondary offering, and convertible debt offering and the fact that Morgan Stanley had familiarity with Livongo and its business as a result of that role.

The disclosure under the heading “The Merger – Background of the Merger” on page 79 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing nineteenth paragraph under that heading (such paragraph being the fourth full paragraph on page 81) in its entirety with the following:

Between July 9, 2020 and July 16, 2020, Messrs. Tullman and Shapiro had discussions with Messrs. Gorevic and Turitz by telephone regarding the transaction, due diligence and potential transaction timelines. Mr. Shapiro and Messrs. Gorevic and Turitz tentatively agreed to work towards an announcement date in early August 2020 subject to successful completion of due diligence, reaching agreement on the terms of the Mergers (including the exchange ratio) and approval of the transaction by the Livongo board of directors and the Teladoc board of directors.

The disclosure under the heading “The Merger – Background of the Merger” on page 79 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the thirty-ninth full paragraph under that heading (such paragraph being the fifth full paragraph on page 85, which paragraph continues onto page 86) in its entirety with the following:

On July 30, 2020, the Livongo board of directors met by video conference. Members of Livongo’s management team and representatives of Morgan Stanley, Skadden and Oliver Wyman, a strategic consultant to Livongo, also attended the meeting. Mr. Tullman opened the meeting by noting that Teladoc had reported its second quarter earnings the previous day and observing that Teladoc common stock was trading up approximately 4% since the market opened. Representatives of Morgan Stanley noted that based on the closing price of Teladoc’s common stock on July 29, 2020, Teladoc’s July 26, 2020 proposal (i) implied a value per share of Livongo common stock of $131, an exchange ratio of 0.6x and approximately 43% pro forma ownership of the combined company by Livongo’s stockholders, and (ii) represented an 8% premium to the July 29, 2020 closing price of Livongo common stock of $121 per share and a 36.4 times multiple to Wall Street consensus estimates of Livongo’s next twelve month revenues. Senior management updated the Livongo board of directors on the status of due diligence. Messrs. Burke and Shapiro noted that due diligence revealed better than expected margin growth and visit data in Teladoc’s Better Health business and suggested that Teladoc’s strong international footprint could provide additional revenue synergies for the combined company. The Livongo board of directors asked questions about the implied valuations and the relative importance of premia versus pro forma ownership in the combined company and asked for an update on the calculation of estimated synergies. Representatives from Morgan Stanley confirmed that this work was ongoing with management and Teladoc and that Livongo’s management and Morgan Stanley expected to be able to provide the Livongo board of directors with a better view of expected synergies by August 1, 2020 or August 2, 2020. Mr. Tullman then updated the Livongo board of directors on the proposed governance of the combined company, noting that as Livongo’s stockholders would receive Teladoc common stock representing approximately 40% of the combined company and the strategic and financial underpinnings of the potential business combination depended, in part, on the combined company’s ability to deliver on its plan and generate synergies through the combination, the governance of the combined company would be an important factor in the Livongo board of directors’ comfort with the potential business combination. Mr. Tullman suggested that the Livongo board of directors continue to push for representation on the combined company board roughly commensurate with the pro forma ownership of Livongo’s stockholders in the combined company. The Livongo board of directors concurred and Mr. Tullman agreed to keep the Livongo board of directors updated on his discussions with Teladoc on the matter. Mr. Tullman then invited representatives from Oliver Wyman, a consultant engaged by Livongo in June, 2020 in connection with Livongo’s ordinary course review of the market and competitive landscape in which it operates and Livongo’s strategic priorities and opportunities, to join the meeting. Representatives from Oliver Wyman presented on the competitive landscape in which Livongo operates and strategic options available to Livongo along with the risks of executing on those strategic options. The Livongo board of directors then had a detailed discussion on the various strategic options presented.

The disclosure under the heading “The Merger – Background of the Merger” on page 79 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the fiftieth full paragraph under that heading (such paragraph being the third full paragraph on page 88) in its entirety with the following:

Later that evening, Teladoc management and representatives of Lazard and Paul Weiss discussed a potential revised proposal that would imply a 10% premium to Livongo’s then prevailing stock price (based on Teladoc’s then prevailing stock price). Teladoc management determined to submit a revised proposal pursuant to which Livongo stockholders would receive per share merger consideration of 0.5920 shares of Teladoc common stock and $4.24 in cash and a special cash dividend equal to $7.09 per share (which, at the prevailing Livongo and Teladoc stock price, collectively implied that Livongo stockholders would receive approximately 42% pro forma ownership of the combined company and a value per share of Livongo common stock of $158.98, which represented a 10% premium to the closing price per share of Livongo common stock on August 4, 2020) and the board of directors of the combined company would be expanded to 13 members, 5 of whom would be comprised of existing members of Livongo’s board of directors (which composition was approximately commensurate with the implied pro forma ownership of Livongo’s stockholders in the combined company, as proposed by Livongo). Later that evening on the same day, Mr. Gorevic called Mr. Tullman and discussed Teladoc’s revised proposal. Representatives of Lazard, at the direction of Teladoc’s management, also called representatives of Morgan Stanley and discussed Teladoc’s revised proposal.

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Public Trading Comparables Analyses –Teladoc Public Company Comparables Analysis” beginning on page 110 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first paragraph under that heading in its entirety with the following:

Teladoc Public Company Comparables Analysis

Based on this analysis and upon the application of its professional judgment and experience, Morgan Stanley also selected reference ranges of AV/CY2021E Revenue of 14.6x – 25.4x and AV/CY2022E Revenue of 10.9x – 18.3x and applied these ranges to estimated revenue for calendar years 2021 and 2022 based on both the Teladoc street case and each of the Teladoc Case 1 forecasts and the Teladoc Case 2 forecasts, as more fully described in the section entitled “The Merger—Livongo Unaudited Financial Projections” beginning on page 122. Morgan Stanley’s analysis resulted in the following implied share prices for Teladoc common stock.

Forecast Scenario	Implied Value Per Share Range for Teladoc
AV/CY2021E Revenue—Teladoc Street Case	$200.70-$342.67
AV/CY2021E Revenue—Teladoc Case 1 forecasts	$209.78-$357.83
AV/CY2021E Revenue—Teladoc Case 2 forecasts	$228.20-$388.56
AV/CY2022E Revenue—Teladoc Street Case	$186.34-$308.02
AV/CY2022E Revenue—Teladoc Case 1 forecasts	$204.82-$337.77
AV/CY2022E Revenue—Teladoc Case 2 forecasts	$227.47-$374.25

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Discounted Equity Value Analysis –Livongo Discounted Equity Value Analysis” beginning on page 111 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first paragraph under that heading in its entirety with the following:

Morgan Stanley calculated ranges of implied equity values per share of Livongo common stock as of August 4, 2020. To calculate the discounted equity value per share of Livongo common stock, Morgan Stanley used calendar year 2022 estimated revenue based on each of the Livongo street case and the Livongo management projections. For each scenario, Morgan Stanley calculated the future equity value per share of Livongo common stock as of August 4, 2021 by applying its public trading comparables analysis reference ranges for AV/CY2021E Revenue of 19.6x – 30.4x, based on both the Livongo street case and the Livongo management projections, to Livongo’s calendar year 2022 estimated revenue. Morgan Stanley discounted the resulting future equity values per share to August 4, 2020 using a discount rate equal to Livongo’s assumed cost of equity of 9.4%, which cost of equity was selected based on the application of Morgan Stanley’s professional judgment and experience and the Capital Asset Pricing Model. As inputs to the Capital Asset Pricing Model, Morgan Stanley took into account, among other things, risk-free rate, market risk premium and beta. Based on these calculations, this analysis implied the following value ranges per share of Livongo common stock:

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Discounted Equity Value Analysis –Teladoc Discounted Equity Value Analysis” beginning on page 111 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first paragraph under that heading (such paragraph continuing onto page 112) in its entirety with the following:

Teladoc Discounted Equity Value Analysis

Morgan Stanley also calculated ranges of implied equity values per share of Teladoc common stock as of August 4, 2020. To calculate the discounted equity value per share of Teladoc common stock, Morgan Stanley used calendar year 2022 estimated revenue based on the Teladoc street case and each of the Teladoc management projections. For each scenario, Morgan Stanley calculated the future equity value per share of Teladoc common stock as of August 4, 2021 by applying its public trading comparables analysis reference ranges for AV/CY2021E Revenue of 14.6x – 25.4x, based on the Teladoc street case and each of the Teladoc management projections, to Teladoc’s calendar year 2022 estimated revenue. Morgan Stanley discounted the resulting future equity values per share to August 4, 2020 using a discount rate equal to Teladoc’s assumed cost of equity of 7.5%, which cost of equity was selected based on the application of Morgan Stanley’s professional judgment and experience and the Capital Asset Pricing Model. Based on these calculations, this analysis implied the following value ranges per share of Teladoc common stock:

Forecast Scenario	Implied Value Per Share Range for Teladoc
Teladoc Street Case	$231.02-$393.16
Teladoc Case 1 forecasts	$253.25-$431.73
Teladoc Case 2 forecasts	$280.51-$479.03

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Discounted Cash Flow Analysis –Livongo Discounted Cash Flow Analysis” beginning on page 112 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first paragraph under that heading (such paragraph continuing onto page 113) in its entirety with the following:

Morgan Stanley performed this analysis on the estimated future cash flows contained in the forecasts representing the Livongo street case and each of Livongo Plan A projections and Livongo Plan B projections, including estimates for net operating loss and tax credit carryforwards, each as set forth in the section entitled ‘‘The Merger—Livongo Unaudited Financial Projections’’ beginning on page 122. Morgan Stanley first calculated the estimated unlevered free cash flows of Livongo for the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2030, defined as net earnings before interest, income taxes, depreciation and amortization and excluding stock-based compensation and related payroll taxes, amortization of intangibles, and acquisition related expenses, as provided by Livongo management, less stock-based compensation expense, taxes, capital expenditures, capitalized software expenses, and adjusted for changes in net working capital, which estimated unlevered free cash flow was reviewed and approved by Livongo management for Morgan Stanley’s use. The Livongo street case estimates for the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2022 were based on publicly available Wall Street research reports as of August 4, 2020, and the Livongo management projections for such period were provided by the Livongo management. The estimated unlevered free cash flow estimates for calendar years 2023 through 2030 for each of the Livongo street case and the Livongo management projections were based on extrapolations reviewed and approved for Morgan Stanley’s use by Livongo management as of August 4, 2020. Morgan Stanley calculated terminal values for Livongo by applying a range of perpetual growth rates of 2.5% to 3.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flows of Livongo through 2030, resulting in a terminal value ranges of $14,652 million to $23,863 million, $29,828 million to $48,579 million and $26,221 million to $42,705 million for Livongo street case, Livongo Plan A projections and Livongo Plan B projections, respectively. Morgan Stanley then discounted the unlevered free cash flows, terminal value and net operating loss and tax credit carryforwards to present value as of August 4, 2020 using mid-year convention and a range of discount rates from 8.3% to 10.2%, which were selected based on Morgan Stanley’s professional judgment to reflect an estimate of Livongo’s weighted average cost of capital based on the Capital Asset Pricing Model. As inputs to the weighted average cost of capital, Morgan Stanley took into account, among other things, risk-free rate, market risk premium, beta, upon the application of Morgan Stanley’s professional judgment and experience, a sensitivity adjustment around the calculated value and estimated cost of debt. The present value of the net operating loss and tax credit carryforwards resulted in the ranges of $38 million to $40 million, $36 million to $37 million and $35 million to $37 million for Livongo street case, Livongo Plan A projections and Livongo Plan B projections, respectively. Morgan Stanley then added net cash of Livongo of approximately $289 million to the value of the discounted unlevered free cash flow, terminal value and net operating loss and tax credit carryforwards to derive the implied equity value.

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Discounted Cash Flow Analysis –Teladoc Discounted Cash Flow Analysis” beginning on page 113 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first and second paragraphs under that heading in their entirety with the following:

Morgan Stanley performed this analysis on the estimated future cash flows contained in the forecasts representing the Teladoc street case and each of Teladoc Case 1 forecasts and Teladoc Case 2 forecasts, including estimates for net operating loss and tax credit carryforwards, each as set forth in the section entitled ‘‘The Merger—Livongo Unaudited Financial Projections’’ beginning on page 122. Morgan Stanley first calculated the estimated unlevered free cash flows of Teladoc for the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2030, defined as net loss before interest, taxes, depreciation, amortization, stock-based compensation, gain on sale and acquisition and integration related costs, as provided by Teladoc management, less stock-based compensation expense, taxes, capital expenditures, capitalized software expenses, and adjusted for changes in net working capital, which estimated unlevered free cash flows was reviewed and approved by Livongo management for Morgan Stanley’s use. The estimates of unlevered free cash flow for the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2022 were based on the Teladoc street case and the Teladoc management projections, except Livongo management estimated Teladoc’s financial results for the third and fourth quarters of calendar year 2020 based on the Teladoc management projections for calendar year 2020 as adjusted by Livongo management to reflect Teladoc’s actual financial results for the first and second quarters of calendar year 2020, which adjusted forecasts for the third and fourth quarters of calendar year 2020 were approved by Livongo management for Morgan Stanley’s use in its financial analysis. Based on the foregoing projections, the estimated unlevered free cash flow for calendar years 2023 through 2030 for the Teladoc street case and each of the Teladoc management projections were extrapolated and approved for Morgan Stanley’s use by Livongo management as of August 4, 2020.

Morgan Stanley calculated terminal values for Teladoc by applying a range of perpetual growth rates of 2.5% to 3.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flows of Teladoc through 2030, resulting in a terminal value ranges of $25,337 million to $38,694 million, $34,087 million to $52,056 million and $41,281 million to $63,043 million for Teladoc street case, Teladoc Case 1 forecasts and Teladoc Case 2 forecasts, respectively. Morgan Stanley then discounted the unlevered free cash flows, terminal value and net operating loss and tax credit carryforwards to present value as of August 4, 2020 using mid-year convention and a range of discount rates from 7.3% to 8.2%, which were selected based on Morgan Stanley’s professional judgment to reflect an estimate of Teladoc’s weighted average cost of capital, based on the Capital Asset Pricing Model. As inputs to the weighted average cost of capital, Morgan Stanley took into account, among other things, risk-free rate, market risk premium, beta, upon the application of Morgan Stanley’s professional judgment and experience, a sensitivity adjustment around the calculated value and estimated cost of debt. The present value of the net operating loss and tax credit carryforwards resulted in the ranges of $104 million to $107 million, $105 million to $108 million and $110 million to $112 million for Teladoc street case, Teladoc Case 1 forecasts and Teladoc Case 2 forecasts, respectively. Morgan Stanley then deducted net debt of Teladoc of approximately $155 million to the value of the discounted unlevered free cash flow, terminal value and net operating loss and tax credit carryforwards to derive the implied equity value.

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Precedent Transaction Analysis –Precedent Transaction Multiples Analysis” beginning on page 116 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first table under that heading (which table is the second table on page 116) in its entirety with the following:

Target	Acquirer	Announced	Completed	AV/NTM Revenue*
Pivotal Software, Inc.	VMware, Inc.	August 22, 2019	December 30, 2019	3.4x
Tableau Software, Inc.	salesforce.com, inc.	June 10, 2019	August 1, 2019	11.0x
MINDBODY, Inc.	Vista Equity Partners	December 24, 2018	February 15, 2019	6.7x
SendGrid, Inc.	Twilio Inc.	October 15, 2018	February 1, 2019	10.8x
Adaptive Insights, Inc.	Workday, Inc.	June 11, 2018	August 1, 2018	11.0x
Mulesoft	salesforce.com, inc.	March 20, 2018	May 2, 2018	15.7x
Fleetmatics Group PLC	Verizon Communications Inc.	August 1, 2016	November 7, 2016	6.3x
NetSuite Inc.	Oracle Corporation	July 28, 2016	November 7, 2016	8.6x

Target	Acquirer	Announced	Completed	AV/NTM Revenue*
LinkedIn Corporation	Microsoft Corporation	June 13, 2016	December 8, 2016	6.8x
Demandware, Inc.	salesforce.com, inc.	June 1, 2016	July 11, 2016	8.9x
Marketo, Inc.	Vista Equity Partners	May 31, 2016	August 16, 2016	5.9x
Cvent, Inc.	Vista Equity Partners	April 18, 2016	November 29, 2016	6.5x
Concur Technologies, Inc.	SAP SE	September 18, 2014	December 4, 2014	10.3x

*Multiples not publicly disclosed are estimates based on press releases and Wall Street Broker Research.

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –Other Information –Analyst Price Targets” beginning on page 118 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the first paragraph under that heading in its entirety with the following:

Morgan Stanley reviewed publicly available equity research analysts’ share price targets for Livongo common stock and Teladoc common stock, as summarized below. Based on Morgan Stanley’s professional judgment and experience, Morgan Stanley selected the lowest and highest undiscounted price targets issued by those research analysts with publicly available price targets for shares of Livongo common stock and Teladoc common stock, resulting in ranges of $55.00 to $132.00 per share of Livongo common stock and $150.00 to $275.00 per share of Teladoc common stock.

Livongo Equity Research Analysts Price Targets

Analyst	Date of Report	Target Price
Stifel, Nicolaus & Co., Inc.	July 29, 2020	$100
The Benchmark Company, LLC	July 29, 2020	$110
Cowen and Company, LLC	July 29, 2020	$88
Stephens, Inc.	July 20, 2020	$130
Morgan Stanley	July 07, 2020	$91
KeyBanc Capital Markets Inc.	July 15, 2020	$105
Credit Suisse	July 14, 2020	$132
Leerink Swann LLC	July 13, 2020	$103
Canaccord Genuity	July 08, 2020	$110
Needham & Company	July 08, 2020	$120
RBC Capital Markets	July 08, 2020	$120
JP Morgan	July 07, 2020	$88
Goldman Sachs	June 08, 2020	$70
Guggenheim Securities, LLC	May 12, 2020	$62
Piper Jaffray Companies	May 07, 2020	$55.00

Teladoc Equity Research Analysts Price Targets

Analyst	Date of Report	Target Price
Guggenheim Securities, LLC	August 03, 2020	$270
UBS Investment Bank	May 14, 2020	$185
Deutsche Bank	July 30, 2020	$238
KeyBanc Capital Markets Inc.	July 29, 2020	$240
JP Morgan	July 30, 2020	$266
Credit Suisse	July 30, 2020	$225
Craig-Hallum Capital Group LLC	July 30, 2020	$150
Stephens, Inc.	July 30, 2020	$275
BofA Merrill Lynch	July 30, 2020	$230
Piper Jaffray Companies	July 30, 2020	$232
Canaccord Genuity	July 29, 2020	$255
Wachovia Securities	July 29, 2020	$175
Leerink Swann LLC	July 30, 2020	$246
Jefferies & Company, Inc.	July 29, 2020	$205
RBC Capital Markets	July 29, 2020	$235
Barclays	July 29, 2020	$230
Stifel, Nicolaus & Co., Inc.	July 29, 2020	$205
Cantor Fitzgerald & Co.	July 29, 2020	$210
SunTrust Robinson Humphrey, Inc.	July 29, 2020	$200
Berenberg Bank	May 12, 2020	$157

The disclosure under the heading “The Merger – Opinion of Livongo’s Financial Advisor –General” beginning on page 118 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing the seventh paragraph under that heading (such paragraph being the first full paragraph on page 120) in its entirety with the following:

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financing services to Livongo as a lead underwriter for Livongo’s initial public offering and its follow on securities offerings, and have received aggregate fees of approximately $10 million to $20 million in connection with such services. Morgan Stanley may provide financial advisory and financing services, together with customary trading and brokerage services (including trading or otherwise structuring and effecting transactions on behalf of customers in equity securities that may be involved in the merger (subject to, and consistent with, the terms and conditions under any applicable voting agreements)), to Teladoc, Livongo and/or their respective employees, directors and affiliates in the future and would expect to receive fees for the rendering of these services.

The disclosure under the heading “The Merger – Livongo Unaudited Financial Projections” beginning on page 122 of the joint proxy statement/prospectus is hereby amended and supplemented by replacing such section in its entirety with the following:

Livongo Unaudited Financial Projections

Livongo does not as a matter of course publicly disclose long-term projections as to future sales, earnings, or other results due to the inherent unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the discussions regarding the proposed merger, each of Livongo and Teladoc supplied the other with certain unaudited business and financial information that was not publicly available. Livongo provided its board of directors, Morgan Stanley, Lazard and Teladoc with certain financial projections which were prepared by, are the responsibility of, the management of Livongo, which are referred to in this section as the financial projections by Livongo. The financial projections by Livongo were prepared in July 2020 treating Livongo on a stand-alone basis, without giving effect to, and as if Livongo never contemplated, the merger including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger.

In addition, in July 2020, Livongo’s management jointly prepared with Teladoc’s management the estimated synergies, which comprise of certain estimates of annual revenue and cost synergies expected to be realized following the closing. The estimated synergies are not reflected in the financial projections by Livongo or the financial projections by Teladoc, and were not relied upon by Morgan Stanley in its financial analyses, but are summarized in the section entitled “The Merger-Certain Estimated Synergies” below for informational purposes only.

The accompanying financial projections by Livongo (or the estimated synergies) were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Livongo’s management, were prepared on a reasonable basis, reflected the best currently available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of Livongo management’s knowledge and belief, the reasonable projections of the future financial performance of Livongo. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the financial projections by Livongo or the estimated synergies. Although Livongo’s management believes there is a reasonable basis for the financial projections by Livongo and the estimated synergies, Livongo cautions stockholders that future results could be materially different from the financial projections by Livongo and the estimated synergies. The summary of the financial projections by Livongo and the estimated synergies is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Livongo merger agreement proposal, but because these financial projections by Livongo and the estimated synergies were shared between Livongo and Teladoc and provided to Livongo’s and Teladoc’s respective boards of directors for purposes of considering and evaluating the merger and the merger agreement and financial advisors for their use in their respective financial analyses. The financial projections of Teladoc and Livongo and the estimated synergies included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of Teladoc management or Livongo management, as applicable. Ernst & Young LLP, Teladoc’s independent registered public accounting firm, PricewaterhouseCoopers LLP, Livongo’s independent registered public accounting firm, or any other audit firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying financial projections and estimated synergies and, accordingly, Ernst & Young LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto. The reports of Ernst & Young LLP and PricewaterhouseCoopers LLP incorporated by reference in this joint proxy statement/prospectus relate to Teladoc’s or Livongo’s previously issued financial statements. It does not extend to the accompanying financial projections and estimated synergies and should not be read to do so.

The financial projections by Livongo and the estimated synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the financial projections by Livongo and the estimated synergies are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Livongo’s management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this joint proxy statement/prospectus under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 44 and 46, respectively. The financial projections by Livongo also reflect assumptions as to certain business decisions that are subject to change. Because the financial projections by Livongo were developed for Livongo on a stand-alone basis without giving effect to the merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the merger or any changes to Livongo’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by Livongo and the estimated synergies relate, the more unreliable the information becomes.

Livongo uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring operating performance, including Adjusted EBITDA (as described below) and unlevered free cash flow (as described below). While Livongo believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Livongo’s financial business trends, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Livongo’s competitors and may not be directly comparable to similarly titled measures of Livongo’s competitors (or Teladoc) due to potential differences in the exact method of calculation. Further, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures.

Financial measures included in forecasts (including the financial projections by Livongo) provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore the financial projections by Livongo are not subject to the SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by either of Morgan Stanley or of Lazard for purposes of its respective opinion to the Livongo board of directors or the Teladoc board of directors, as applicable, as described above in the sections entitled “The Merger—Opinion of Livongo’s Financial Advisor” or “The Merger—Opinion of Teladoc’s Financial Advisor” beginning on pages 106 and 97, respectively, or by the Livongo board of directors in connection with its consideration of the merger. Accordingly, no reconciliation of the financial measures included in the financial projections by Livongo is provided.

None of Livongo, Teladoc, the combined company, their respective financial advisors, or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by Teladoc or the estimated synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by Livongo or the estimated synergies to reflect circumstances existing after the date the financial projections by Livongo or the estimated synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by Livongo or the estimated synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, Livongo does not intend to make publicly available any update or other revision to the financial projections by Livongo or the estimated synergies, even in the event that any or all assumptions are shown to be in error. Since the date of the financial projections by Livongo and the estimated synergies, Livongo has made publicly available its actual results of operations for the fiscal quarter and the six months ended June 30, 2020 and has filed a Current Report on Form 8-K on August 5, 2020. You should review Livongo’s Quarterly Report on Form

10-Q filed with the SEC on August 10, 2020 for this information. None of Livongo, its financial advisor or their respective affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Livongo stockholder or other person regarding Livongo’s ultimate performance compared to the information contained in the financial projections by Livongo, the estimated synergies or that forecasted results will be achieved. Livongo has made no representation to Teladoc, in the merger agreement or otherwise, concerning the financial projections by Livongo or the estimated synergies.

Summary of the Financial Projections by Livongo

In connection with the evaluation of the merger, Livongo’s management prepared short-term projections of Livongo’s financial results for the third and fourth quarters of calendar year 2020 and calendar years 2021 and 2022, and projections of Livongo’s financial results for calendar years 2023 through 2030 were then created by extrapolating from the foregoing short-term financial projections. Two financial projections, which are referred to in this section as the Plan A projections and the Plan B projections, respectively, were prepared by Livongo’s management for short-term financial projections in order to give the Livongo board of directors insight into possible alternative outcomes. Plan A projections reflected an optimistic view of Livongo’s projected financial results based on stable growth rates. Plan B reflected what Livongo’s management and the Livongo board of directors believed to be a more realistic view of Livongo’s projected financial results based on an expectation that the growth and profitability in the company’s industry would attract new market entrants, which would slow growth rates and pressure margins. After discussion, the Livongo board of directors reached a consensus that Plan B (and the long term financial forecasts extrapolated therefrom) represented the appropriate framework for evaluating Livongo’s stand-alone valuation in comparison to the merger with Teladoc and, therefore, the Livongo board of directors instructed Morgan Stanley to use the Plan B projections for purposes of assessing the fairness of the merger with Teladoc.

Based on the financial projections prepared by Livongo management and certain financial projections based on Wall Street research reports as of August 4, 2020, estimates of Livongo’s unlevered free cash flow were then generated, which were approved by the Livongo board of directors for use in Morgan Stanley’s financial analyses. The following table presents a summary of the financial projections of Livongo and certain financial projections based on Wall Street research reports as of August 4, 2020 and the unlevered free cash flows derived therefrom:

	Q3 – 2020 E	Q4 – 2020 E	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
(dollars in millions)

Street Case Projections of Livongo (1)

Revenue	$88	$90	$508	$739	$1,047	$1,444	$1,935	$2,521	$3,187	$3,909	$4,644	$5,340
Adjusted EBITDA (2)	($4)	($5)	$23	$57	$148	$279	$475	$751	$1,116	$1,368	$1,625	$1,869
Stock-Based Compensation	($11)	($10)	$(37)	($36)	($51)	($71)	($95)	($123)	($156)	($191)	($227)	($261)
Depreciation & Amortization	$1	$2	$1	$1	($10)	($14)	($19)	($25)	($32)	($39)	($46)	($53)
Taxes	$0	$0	$0	($5)	($18)	($41)	($76)	($126)	($195)	($239)	($284)	($326)
Capital Expenditure	($1)	($1)	($6)	($16)	($21)	($27)	($33)	($40)	($46)	($50)	($53)	($53)
Capitalized Software Expenses	($3)	($3)	($18)	($26)	($26)	($29)	($19)	($25)	($32)	($39)	($46)	($53)

Decrease / (Increase) in Net Working Capital	($2)	$5	($32)	($37)	($47)	($57)	($67)	($76)	($81)	($83)	($79)	($70)
Unlevered Free Cash Flow (3)	($20)	($13)	($69)	($62)	($15)	$55	$185	$360	$606	$766	$936	$1,105

Plan A Projections of Livongo

Revenue	$100	$102	$598	$981	$1,551	$2,357	$3,435	$4,795	$6,400	$8,147	$9,870	$11,351
Adjusted EBITDA (2)	$15	$15	$89	$186	$344	$599	$982	$1,525	$2,240	$2,851	$3,455	$3,973
Stock-Based Compensation	($12)	($11)	($60)	($88)	($124)	($165)	($206)	($288)	($384)	($489)	($592)	($681)
Depreciation & Amortization	($2)	($1)	($6)	($10)	($16)	($24)	($34)	($48)	($64)	($81)	($99)	($114)
Taxes	$0	$0	($5)	($19)	($43)	($86)	($156)	($250)	($376)	($479)	($580)	($667)
Capital Expenditure	($1)	($1)	($6)	($10)	($16)	($24)	($34)	($48)	($64)	($81)	($99)	($114)
Capitalized Software Expenses	($3)	($3)	($18)	($29)	($31)	($47)	($34)	($48)	($64)	($81)	($99)	($114)
Decrease / (Increase) in Net Working Capital	($12)	$5	($44)	($61)	($86)	($116)	($147)	($176)	($196)	($200)	($185)	($148)
Unlevered Free Cash Flow (3)	($14)	$4	($43)	($20)	$45	$161	$405	$716	$1,156	$1,520	$1,900	$2,249

Plan B Projections of Livongo

Revenue	$100	$102	$586	$941	$1,458	$2,176	$3,123	$4,304	$5,686	$7,188	$8,677	$9,978
Adjusted EBITDA (2)	$15	$15	$78	$163	$295	$505	$817	$1,252	$1,822	$2,516	$3,037	$3,492
Stock-Based Compensation	($12)	($11)	($59)	($85)	($117)	($152)	($187)	($258)	($341)	($431)	($521)	($599)
Depreciation & Amortization	($2)	($1)	($6)	($9)	($15)	($22)	($31)	($43)	($57)	($72)	($87)	($100)
Taxes	$0	$0	($3)	($14)	($34)	($69)	($126)	($200)	($299)	($423)	($510)	($587)

Capital Expenditure	($1)	($1)	($6)	($9)	($15)	($22)	($31)	($43)	($57)	($72)	($87)	($100)
Capitalized Software Expenses	($3)	($3)	($18)	($28)	($29)	($44)	($31)	($43)	($57)	($72)	($87)	($100)
Decrease / (Increase) in Net Working Capital	($12)	$5	($41)	($56)	($78)	($103)	($129)	($153)	($169)	($172)	($160)	($130)
Unlevered Free Cash Flow (3)	($14)	$4	($48)	($30)	$22	$114	$312	$556	$900	$1,346	$1,673	$1,977

(1)

The Street Case Projections of Livongo for (a) the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2022 were based on publicly available Wall Street research reports as of August 4, 2020 and (b) for calendar years 2023 through 2030 were extrapolated and approved by Livongo’s management for Morgan Stanley’s use in connection with its financial analyses.

(2)

Adjusted EBITDA is calculated as net earnings before interest, income taxes, depreciation and amortization, excludes stock-based compensation expense and related payroll taxes, amortization of intangibles and acquisition-related expenses.

(3)

Unlevered Free Cash Flow is calculated as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, capitalized software expenses, and adjusted for changes in net working capital.

Summary of the Financial Projections of Teladoc

At Teladoc’s direction, representatives of Lazard provided representatives of Morgan Stanley financial projections through 2022 prepared by Teladoc management and identified as “Case 1” and “Case 2” in this proxy statement/prospectus. The main difference between Case 1 and Case 2 is that Case 2 assumes a higher revenue growth rate. Lazard informed Morgan Stanley that at Teladoc’s direction Lazard would be using Case 1 for purposes of Lazard’s analyses in connection with its opinion and that the Teladoc board of directors would be primarily relying on Case 1 in connection with its evaluation of the transaction. Based on the foregoing projections and certain financial projections based on Wall Street research reports as of August 4, 2020, Teladoc’s financial results for calendar years 2023 through 2030 were extrapolated by Livongo and projections of Teladoc’s unlevered free cash flows for the third and fourth quarters of calendar year 2020 and for calendar years 2021 through 2030 were generated by Livongo, which were reviewed and approved by Livongo management for Morgan Stanley’s use in its financial analyses. The foregoing financial projections and extrapolations were presented to and reviewed by the Livongo board of directors in connection with its evaluation of the transaction and approved for use by Morgan Stanley in connection with its financial analyses.

The following table presents a summary of the financial projections of Teladoc and certain financial projections based on Wall Street research reports as of August 4, 2020 and the unlevered free cash flows and the extrapolations by Livongo derived therefrom:

Street Case Projections of Teladoc (1)

	Q3 – 2020E (4)	Q4 – 2020E (4)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
(dollars in millions)
Revenue	$275	$282	$1,310	$1,627	$2,002	$2,441	$2,948	$3,526	$4,177	$4,899	$5,691	$6,544
Adjusted EBITDA (2)	$27	$23	$142	$230	$342	$490	$680	$918	$1,213	$1,569	$1,992	$2,291
Stock-Based Compensation	($20)	($20)	($89)	($91)	($100)	($122)	($147)	($176)	($209)	($245)	($285)	($327)

Depreciation & Amortization	($12)	($12)	($58)	($54)	($50)	($37)	($29)	($35)	($42)	($49)	($57)	($65)
Taxes	$0	$0	$0	($18)	($40)	($70)	($106)	($148)	($202)	($268)	($347)	($399)
Capital Expenditure	($5)	($5)	($20)	($27)	($30)	($24)	($29)	($35)	($42)	($49)	($57)	($65)
Capitalized Software Expenses	($3)	($3)	($14)	($18)	($23)	($29)	($37)	($45)	($54)	($64)	($75)	($87)
Decrease / (Increase) in Net Working Capital)	($10)	($10)	$3	$3	$3	$4	$5	$5	$6	$7	$7	$8
Unlevered Free Cash Flow (3)	($10)	($14)	$22	$79	$152	$249	$366	$519	$712	$949	$1,236	$1,420

Projections Prepared by Teladoc Management

Case 1 Forecasts of Teladoc

	Q3 – 2020E (4)	Q4 – 2020E (4)	2021E	2022E
	(dollars in millions)
Revenue	$279	$279	$1,370	$1,791
Adjusted EBITDA (2)	$26	$26	$172	$246
Stock-Based Compensation*	($20)	($20)	($93)	($101)
D&A*	($12)	($12)	($61)	($59)
Taxes*	$0	$0	($4)	($18)
Capital Expenditure*	($5)	($5)	($21)	($29)
Capital Software Expenses*	($3)	($3)	($14)	($18)
Decrease / (Increase) in Net Working Capital)*	($10)	($10)	$3	$4
Unlevered Free Cash Flow (3)*	($12)	($11)	$44	$84

*	Not prepared by Teladoc management. Assumed and approved by Livongo’s management for Morgan Stanley’s use in connection with its financial analysis.

Case 2 Forecasts of Teladoc

	Q3 – 2020E (4)	Q4 – 2020E (4)	2021E	2022E
	(dollars in millions)
Revenue	$298	$298	$1,492	$1,992
Adjusted EBITDA (2)	$31	$31	$214	$363
Stock-Based Compensation*	($21)	($21)	($101)	($112)
D&A*	($12)	($12)	($66)	($66)
Taxes*	$0	$0	($10)	($39)
Capital Expenditure*	($5)	($5)	($23)	($33)
Capital Software Expenses*	($3)	($3)	($14)	($18)
Decrease / (Increase) in Net Working Capital)*	($10)	($10)	$4	$5
Unlevered Free Cash Flow (3)*	($9)	($9)	$70	$166

*	Not prepared by Teladoc management. Assumed and approved by Livongo’s management for Morgan Stanley’s use in connection with its financial analysis.

Extrapolations Generated by Livongo

Livongo Extrapolations of Teladoc Case 1

	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	(dollars in millions)
Revenue	$2,306	$2,924	$3,650	$4,485	$5,422	$6,449	$7,543	$8,674
Adjusted EBITDA (2)	$378	$557	$792	$1,093	$1,465	$1,914	$2,439	$3,036
Stock-Based Compensation	($115)	($146)	($183)	($224)	($271)	($322)	($377)	($434)
D&A	($58)	($44)	($37)	($45)	($54)	($64)	($75)	($87)
Taxes	($43)	($77)	($120)	($173)	($239)	($321)	($417)	($528)
Capital Expenditure	($35)	($29)	($37)	($45)	($54)	($64)	($75)	($87)
Capital Software Expenses	($23)	($29)	($37)	($45)	($54)	($64)	($75)	($87)
Decrease / (Increase) in Net Working Capital)	$5	$6	$7	$8	$9	$9	$10	$10
Unlevered Free Cash Flow (3)	$167	$281	$423	$614	$855	$1,151	$1,504	$1,911

Livongo Extrapolations of Teladoc Case 2
Revenue	$2,613	$3,368	$4,263	$5,297	$6,460	$7,728	$9,066	$10,426
Adjusted EBITDA (2)	$539	$775	$1,083	$1,473	$1,951	$2,519	$3,173	$3,649
Stock-Based Compensation	($131)	($168)	($213)	($265)	($323)	($386)	($453)	($521)
D&A	($65)	($51)	($43)	($53)	($65)	($77)	($91)	($104)
Taxes	($72)	($117)	($174)	($243)	($328)	($432)	($552)	($635)
Capital Expenditure	($39)	($34)	($43)	($53)	($65)	($77)	($91)	($104)
Capital Software Expenses	($23)	($29)	($37)	($45)	($54)	($64)	($75)	($87)
Decrease / (Increase) in Net Working Capital)	$6	$7	$8	$9	$11	$12	$12	$12
Unlevered Free Cash Flow (3)	$280	$434	$626	$877	$1,192	$1,571	$2,014	$2,314

(1)

The Street Case Projections of Teladoc for (a) the third and fourth quarters of calendar year 2020 and calendar years 2021 through 2022 were based on publicly available Wall Street research reports as of August 4, 2020 and (b) for calendar years 2023 through 2030 were extrapolated and approved by Livongo’s management for Morgan Stanley’s use in connection with its financial analyses.

(2)	Adjusted EBITDA is calculated as net loss before interest, taxes, depreciation, amortization, stock-based compensation, gain on sale and acquisition and integration related costs.

(3)

Unlevered Free Cash Flow is calculated as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, capitalized software expenses, and adjusted for changes in net working capital.

(4)

Livongo management estimated Teladoc’s financial results for the third and fourth quarters of 2020 based on Teladoc’s 2020 estimates, as adjusted to reflect the actual results of the first and second quarters of 2020 provided by Teladoc.

The cumulative amount of the estimated Unlevered Free Cash Flows (calculated as Adjusted EBITDA less stock-based compensation expense, taxes, capital expenditures, capitalized software expenses, and adjusted for changes in net working capital) of Teladoc calculated by Morgan Stanley for the period from Q3 2020E through 2030E, and reviewed and approved by Livongo management for Morgan Stanley’s use in its financial analyses, was approximately $7.011 billion for such period based on the Case 1 projections provided by Lazard on behalf of Teladoc (and extrapolated by Livongo) and approximately $9.526 billion for such period based on Case 2 projections provided by Lazard on behalf of Teladoc (and extrapolated by Livongo).

Certain Estimated Synergies

In July 2020, Livongo’s management and Teladoc’s management jointly prepared and provided to their respective boards of directors and their respective financial advisors certain estimates of annual revenue and cost synergies expected to be realized by the combined company on a run-rate basis by the end of third year following completion of the merger. These estimated synergies include approximately $100 million of annual gross run-rate revenue synergies by the end of the second year following the closing of the merger, approximately $500 million of annual gross run-rate revenue synergies by 2025, and approximately $60 million of annual gross run-rate cost synergies by the end of the second year following the closing of the merger. The estimated synergies assumed that the expected benefits of the merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the proposed merger. Such estimates of annual revenue and cost synergies were not relied upon by Morgan Stanley it its financial analyses and are being provided for informational purposes only. See the sections above entitled “The Merger—Livongo Unaudited Financial Projections” and “The Merger—Teladoc Unaudited Financial Projections” beginning on pages 122 and 120, respectively, for further information regarding the uncertainties underlying the estimated synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 44 and 46, respectively, for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the merger.

The disclosure under the heading “Certain Beneficial Owners of Livongo Common Stock” on page 213 of the joint proxy statement/prospectus is hereby amended and supplemented by including the following as a new paragraph immediately after the third full paragraph on page 213:

Mr. Tullman is a founder of Livongo and has served as Livongo’s Executive Chairman since February 2019 and previously served as Livongo’s Chief Executive Officer from April 2014 to February 2019. Mr. Tullman has also served as one of Livongo’s directors since August 2013. In his role as Executive Chairman of Livongo’s board of directors, in addition to serving as the Chairman of Livongo’s board of directors, Mr. Tullman continued to serve as an executive officer of Livongo. The Executive Chairman position is separate and distinct from the position of Chief Executive Officer, which is currently filled by Mr. Burke. Livongo believes separating these positions allows its Chief Executive Officer to focus on the management of our day-to-day business, while allowing its Executive Chairman to focus on external and corporate strategy and investor relations efforts, as well as providing guidance to its our Chief Executive Officer.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that the anticipated U.S. federal income tax treatment of the transaction is not obtained; litigation relating to the potential transaction that have been or could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc has filed a registration statement on Form S-4 (File No. 333-248568) with the SEC containing a prospectus of Teladoc that also constitutes a definitive joint proxy statement of each of Teladoc and Livongo. The registration statement, as amended, was declared effective by the SEC on September 15, 2020. Each of Teladoc and Livongo commenced mailing copies of the definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively, on or about September 15, 2020. Teladoc and Livongo may also file other documents with the SEC regarding the potential transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo have filed or may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and joint proxy statement/prospectus and other relevant materials filed with the SEC.

The term “Livongo” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Livongo Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 20, 2020	Livongo Health, Inc.

	By:	/s/ Lee Shapiro
	Name:	Lee Shapiro
	Title:	Chief Financial Officer